UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 14, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALING IN SECURITIES BY A PRESCRIBED
OFFICER AND DIRECTOR OF A MAJOR SUBSIDIARY OF ANGLOGOLD
ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

DEALING IN SECURITIES BY A PRESCRIBED OFFICER AND DIRECTOR OF A MAJOR SUBSIDIARY OF
ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer and director of a major subsidiary company of AngloGold Ashanti have dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.
DEALING IN SECURITIES BY A PRESCRIBED OFFICER
The transactions by the prescribed officer were pursuant to a sign-on award. In terms of the award, the prescribed officer received AngloGold Ashanti shares to the value of US$900,000 with 50% of the award having vested on
1 April 2020, and the balance vesting on 1 April 2021.

The number of shares allocated has been calculated using the five-day volume weighted average price of the JSE
AngloGold Ashanti share price as well as the five-day USD/ZAR exchange rate prior to 1 April 2019.
Vesting date
Value of shares
(USD)
Value of shares
(ZAR)
(1)
Number of AngloGold
Ashanti shares
(2)
1 April 2020 450,000 6,513,255 32,475
1 April 2021 450,000 6,513,255 32,476
Total
900,000
13,026,510
64,951
(1) Exchange rate five-day USD/ZAR exchange rate prior to 1 April 2019: 1 USD: 14.4739 ZAR
(2) JSE five-day VWAP prior to 1 April 2019: ZAR200.56

The Company has awarded the first tranche of the sign-on bonus to the prescribed officer as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:
Name of prescribed officer Pierre Chenard
Name of company AngloGold Ashanti Limited
Nature of transaction
Off market award of the first tranche of
the sign-on bonus
Class of security Ordinary shares
Date of transaction 12 May 2020
Number of shares purchased and awarded 32,475
Price per share R478.0560

Value of transaction (excluding brokerage
and other fees)
R15,524,868.60
Nature and extent of interest Direct beneficial
Prior clearance to deal Obtained

Shares sold to settle tax costs
The shares sold by the prescribed officer was to settle taxes related to sign-on shares awarded in terms of the sign-on bonus, as detailed below:
Name of prescribed officer Pierre Chenard
Name of company AngloGold AngloGold Ashanti Limited
Date of transaction 12 12 May 2020
Nature of transaction On-market sale of shares
Class of security Ordinary Ordinary Shares
Number of shares sold 19,281
Price per share R476.1178
Value of transaction (excluding
brokerage and other fees)

R9,180,027.30
Nature and extent of interest Direct, Beneficial
Prior clearance to deal Obtained
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
Details of the transaction are provided below:
Name of director Michael Kirkwood
Name of company AngloGold Ashanti Limited
Date of transaction 12 May 2020
Nature of transaction On-market sale of American Depositary Receipts
Class of security
American Depositary Receipts*
Number of ADRs purchased 12,000
Volume-weighted Average Price per ADR
including commission and fees
US$26.43204166
Value of transaction US$317,184.50
Nature and extent of interest Direct beneficial
Prior clearance to deal Obtained
*1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

ENDS
14 May 2020

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 14, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance